================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934

                                  -------------

                           BLOUNT INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   095180-10-5
                      (CUSIP Number of Class of Securities)

                               JEFFREY A. WELIKSON
                                    SECRETARY
                         LEHMAN BROTHERS HOLDINGS INC.
                               NEW YORK, NY 10019

                                 (212) 526-0858

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  -------------

                                  MARCH 2, 2001
             (Date of Event which required Filing of this Statement)

                                  -------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 (b)for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Holdings Inc.
                  13-3216325
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 28,755,444
                             ----------- ---------------------------------------------------------------------------
                                  8.     SHARED VOTING POWER

                                         -0-
                             ----------- ---------------------------------------------------------------------------
                                  9.     SOLE DISPOSITIVE POWER

                                         28,755,444
                             ----------- ---------------------------------------------------------------------------
                                  10.    SHARED DISPOSITIVE POWER

                                         -0-
----------------- --------------------------------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,755,444
----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.4%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LB Blount Investment SPV LLC

                  13-4073579

----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 28,755,444

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         28,755,444
                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
----------------- --------------------------------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,755,444

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.4%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  OO
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Inc.
                  13-2518466
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY          7.     SOLE VOTING POWER
EACH REPORTING PERSON WITH               7,533,926

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER

                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         7,533,926
                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER

                                         -0-
----------------- --------------------------------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,533,926
----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.6%
----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Merchant Banking Partners II L.P.

                  01-0594189

----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 11,904,754
                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER

                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         11,904,754
                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER

                                         -0-
----------------- --------------------------------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,904,754
----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.8%
----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Offshore Investment Partners II L.P.

                  30-0037037
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,763,970

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         7,763,970

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,763,970

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.3%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Capital Partners III, L.P.

                  13-3857432

----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,552,794

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER

                                         -0-

                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         1,552,794

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER

                                         -0-

---------------------------- ----------- ---------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,552,794

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.7%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Capital Partners IV, L.P.

                  13-4042406
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 4,313,317

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER

                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         4,313,317
                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER

                                         -0-

---------------------------- ----------- ---------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,313,317

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.0%
----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5



----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers MBG Partners 1999 (A) L.P.
                  03-0406092
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]

----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY


----------------- --------------------------------------------------------------------------------------------------


       4.         SOURCE OF FUNDS
                  OO

----------------- --------------------------------------------------------------------------------------------------


       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]

----------------- --------------------------------------------------------------------------------------------------


       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,035,196

                             ----------- ---------------------------------------------------------------------------


                                  8.     SHARED VOTING POWER
                                         -0-
                             ----------- ---------------------------------------------------------------------------


                                  9.     SOLE DISPOSITIVE POWER
                                         1,035,196
---------------------------- ----------- ---------------------------------------------------------------------------


                                  10.    SHARED DISPOSITIVE POWER
                                         -0-

---------------------------- ----------- ---------------------------------------------------------------------------


      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,035,196

----------------- --------------------------------------------------------------------------------------------------


      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]

----------------- --------------------------------------------------------------------------------------------------


      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.1%

----------------- --------------------------------------------------------------------------------------------------


      14.         TYPE OF REPORTING PERSON
                  PN

----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers MBG Partners 1999 (B) L.P.
                  03-0406104

----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]

----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO

----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]

----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 115,022

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-

                             ----------- ---------------------------------------------------------------------------
                                  9.     SOLE DISPOSITIVE POWER
                                         115,022

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-

---------------------------- ----------- ---------------------------------------------------------------------------


      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  115,022

----------------- --------------------------------------------------------------------------------------------------


      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]

----------------- --------------------------------------------------------------------------------------------------


      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.3%

----------------- --------------------------------------------------------------------------------------------------


      14.         TYPE OF REPORTING PERSON
                  PN

----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5


----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers MBG Partners 1999 (C) L.P.
                  03-0406111

----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]

----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO

----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]

----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 28,755

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-

                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER
                                         28,755

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-

---------------------------- ----------- ---------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  28,755

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]

----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.1%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  PN

----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LB I Group Inc.
                  13-2741778
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,533,926

                             ----------- ---------------------------------------------------------------------------

                                         SHARED VOTING POWER
                                  8.     -0-

                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         7,533,926

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER

                                         -0-

---------------------------- ----------- ---------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,533,926

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.6%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------------------------------------------


CUSIP No. 095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Offshore Partners II Ltd.

                  98-0190704

----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
---------------------------- ----------- ---------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 7,763,970

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         7,763,970

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
---------------------------- ----------- ---------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,763,970

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.3%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------------------------------------------


CUSIP No.095180-10-5

----------------- --------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON
                  S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lehman Brothers Merchant Banking Partners II Inc.

                  13-3957483
----------------- --------------------------------------------------------------------------------------------------

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)  [   ]
                       (b)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       3.         SEC USE ONLY

----------------- --------------------------------------------------------------------------------------------------

       4.         SOURCE OF FUNDS
                  OO
----------------- --------------------------------------------------------------------------------------------------

       5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [   ]
----------------- --------------------------------------------------------------------------------------------------

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------- --------------------------------------------------------------------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 11,904,754

                             ----------- ---------------------------------------------------------------------------

                                  8.     SHARED VOTING POWER
                                         -0-
                             ----------- ---------------------------------------------------------------------------

                                  9.     SOLE DISPOSITIVE POWER

                                         11,904,754

                             ----------- ---------------------------------------------------------------------------

                                  10.    SHARED DISPOSITIVE POWER
                                         -0-
----------------- --------------------------------------------------------------------------------------------------

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,904,754

----------------- --------------------------------------------------------------------------------------------------

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [   ]
----------------- --------------------------------------------------------------------------------------------------

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.8%

----------------- --------------------------------------------------------------------------------------------------

      14.         TYPE OF REPORTING PERSON
                  HC/CO
----------------- --------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Blount International, Inc., a Delaware corporation ("Blount"). The address of the principal executive offices of Blount is 4520 Executive Park Drive, Montgomery, AL 36116.


ITEM 2.  IDENTITY AND BACKGROUND


This statement is filed on behalf of the following Reporting Persons:


Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 745 Seventh Avenue
New York, NY 10019


Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the general partner of Lehman Brothers Capital Partners III, L.P. and the direct 100% parent of Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II Inc. and Lehman Brothers Offshore Partners II Ltd.


LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV") 745 Seventh Avenue
New York, NY 10019


All the shares of Blount beneficially owned by the Reporting Persons are directly owned by LB Blount SPV. Lehman Brothers Merchant Banking Partners II L.P. owns approximately 41.4% of the equity interests of LB Blount SPV. Lehman Brothers Offshore Investment Partners II L.P. owns approximately 27.0% of the equity interests of LB Blount SPV. Lehman Brothers Capital Partners III, L.P. owns approximately 5.4% of the equity interests of LB Blount SPV. Lehman Brothers Capital Partners IV, L.P. owns approximately 15.0% of the equity interests of LB Blount SPV. LB I Group Inc. owns approximately 7.1% of the equity interests of LB Blount SPV. Lehman Brothers MBG Partners 1999 (A) L.P. owns approximately 3.6% of the equity interests of LB Blount SPV. Lehman Brothers MBG Partners 1999 (B) L.P. owns approximately 0.4% of the equity interests of LB Blount SPV. Lehman Brothers MBG Partners 1999 (C) L.P. owns approximately 0.1% of the equity interests of LB Blount SPV.


Lehman Brothers Inc., a Delaware corporation ("LBI"),
745 Seventh Avenue
New York, NY 10019


LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group Inc.

LB I Group Inc., a Delaware corporation ("LB I Group"),

745 Seventh Avenue
New York, NY 10019

LB I Group is a wholly-owned subsidiary of LBI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). LB I Group owns approximately 7.1% of the equity interests of LB Blount SPV.

Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II"),

745 Seventh Avenue
     New York, NY 10019


LB MBP II is a limited partnership, the general partner of which is Lehman Brothers Merchant Banking Partners II Inc. LB MBP II owns approximately 41.4% of the equity interests of LB Blount SPV.


Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II"),

745 Seventh Avenue
 New York, NY 10019

LB OIP II is a limited partnership, the general partners of which are Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. LB OIP II owns approximately 27.0% of the equity interests of LB Blount SPV.


Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III"),

745 Seventh Avenue
New York, NY 10019

Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners III owns approximately 5.4% of the equity interests of LB Blount SPV.


Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV"),

745 Seventh Avenue
 New York, NY 10019

Capital Partners IV is a limited partnership, the general partner of which is LB I Group. Capital Partners IV owns approximately 15.0% of the equity interests of LB Blount SPV.

Lehman Brothers MBG Partners 1999 (A) L.P., a Delaware limited partnership ("MBG 1999 (A)")
745 Seventh Avenue
New York, NY 10019

MBG 1999 (A) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (A) owns approximately 3.6% of the equity interests of LB Blount SPV.

Lehman Brothers MBG Partners 1999 (B) L.P., a Delaware limited partnership ("MBG 1999 (B)")
745 Seventh Avenue
New York, NY 10019

MBG 1999 (B) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (B) owns approximately 0.4% of the equity interests of LB Blount SPV.

Lehman Brothers MBG Partners 1999 (C) L.P., a Delaware limited partnership ("MBG 1999 (C)")
745 Seventh Avenue
New York, NY 10019

MBG 1999 (C) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (C) owns approximately 0.1% of the equity interests of LB Blount SPV.

Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd."),

745 Seventh Avenue
New York, NY 10019

LB Offshore II Ltd. is a wholly-owned subsidiary of Holdings and a general partner of LB OIP II.


Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc."),

745 Seventh Avenue
New York, NY 10019


LB MBP II Inc. is a wholly-owned subsidiary of Holdings and the general partner of LB MBP II and a General partner of LB OIP II.


The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.


None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION


See Item 4. the source of the funds employed to pay the purchase price of $20,000,000 referred to in Item 4 was general working capital of the Reporting Persons.



ITEM 4.  PURPOSE OF TRANSACTION


Except as described below, no change.

On January 31, 2000 LB I Group transferred 3.6% of its equity interests of LB Blount SPV to MBG 1999 (A), 0.4% of its equity interest in LB Blount SPV to MBG 1999 (B) and 0.1% of its equity interests of LB Blount SPV to MBG 1999 (C).

On March 13, 2001, Blount announced that it had entered into a Purchase Agreement (the "Purchase Agreement") dated as of March 2, 2001, with LB Blount SPV. Pursuant to the Purchase Agreement, LB Blount SPV purchased from Blount for an aggregate purchase price of $20,000,000 (i) $20,000,000 aggregate principal amount of Convertible Preferred Equivalent Securities Due 2013 (the "Securities") and (ii) Warrants to acquire 1,000,000 shares of Common Stock of Blount for $0.01 per share. Each $1,000 principal amount of Securities is exchangeable into one share of 12% Convertible Preferred Stock, par value $0.01 per share (the "Convertible Preferred") of Blount. Each share of Convertible Preferred is convertible into 66.67 shares (subject to adjustment in certain events) of Blount Common Stock.

     Before the purchase, LB Blount SPV owned an aggregate of 26,262,111 shares of the Common Stock of Blount. The Securities bear interest at 12% per annum, compounding annually. Prior to the fifth anniversary of the original issuance, the Securities pay interest in additional Securities in lieu of cash. As of March 2, 2002, $2,400,000 additional principal amount of Securities have accrued to LB Blount SPV. As a result, as of the date hereof, LB Blount SPV owns $22,400,000 principal amount of Securities, exchangeable for 22,400 shares of Convertible Preferred, which in turn would be convertible into 1,493,333 shares of Common Stock. Together with the 26,262,111 shares of Common Stock actually owned and the 1,000,000 shares of Common Stock issuable upon exercise of the Warrants, LB Blount SPV beneficially owns 28,755,444 shares of Common Stock, which constitutes 86.4% of the outstanding Common Stock.

     The Reporting Persons intend to evaluate continually Blount's business, prospects and financial condition, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the shares of Blount that they hold. Any such disposition , or any further acquisition, may be effected through privately negotiated transactions or otherwise.


     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(a) See Items 11 and 13 of the cover page for each Reporting Person and Item 4 above.

(b)  See Items 7 through 9 of the cover page for each Reporting Person .


(c)  Not Applicable.


(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.


(e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4.


Daniel James and William Shutzer are Managing Directors of LBI. Messrs. James and Shutzer are also members of the Board of Directors of Blount.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Purchase Agreement dated as of March 2, 2001 between Blount International, Inc. and LB Blount Investment SPV LLC (filed as Exhibit 99.1 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)


12% Convertible Preferred Equivalent Security Due 2013 dated as of March 2, 2001 (filed as Exhibit 99.2 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

Certificate Representing Warrants dated as of March 2, 2001 (filed as Exhibit
99.3 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)


     Certificate of Designations for the 12% Convertible Preferred Stock (filed as Exhibit 99.4 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

Joint Filing Agreement, dated March 19, 2002, among Lehman Brothers Holdings Inc., Blount Investment SPV LLC, Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II LP, Lehman Brothers Offshore Investment Partners II LP, Lehman Brothers Capital Partners III, LP, Lehman Brothers Capital Partners IV, LP, Lehman Brothers MBG partners 1999 (A) LP, Lehman Brothers MBG Partners 1999
(B) LP, Lehman Brothers MBG Partners 1999 (C) LP, LB I Group Inc., Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. (filed herewith as Exhibit A)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 3, 2002


                     LEHMAN BROTHERS HOLDINGS INC.,



                     By: /s/ Barrett S. DiPaolo
                         ------------------------------------------------
                         Name: Barrett S. DiPaolo
                         Title: Vice President

                     BLOUNT INVESTMENT SPV LLC.,


                     By: /s/ Barrett S. DiPaolo
                         ------------------------------------------------
                         Name: Barrett S. DiPaolo
                         Title: Authorized Signatory



                     LEHMAN BROTHERS INC.,


                     By: /s/ Barrett S. DiPaolo
                         ------------------------------------------------
                         Name: Barrett S. DiPaolo
                         Title: Vice President

                     LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P.,


                     By: /s/ Barrett S. DiPaolo
                         ------------------------------------------------
                         Name: Barrett S. DiPaolo
                         Title: Authorized Signatory


                     LEHMAN BROTHERS OFFSHORE INVESTMENT PARTNERS II L.P.,


                     By: /s/ Barrett S. DiPaolo
                         ------------------------------------------------
                         Name: Barrett S. DiPaolo
                         Title: Authorized Signatory

                      LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.,


                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Authorized Signatory


                      LEHMAN BROTHERS CAPITAL PARTNERS IV, L.P.,


                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Authorized Signatory


                      LEHMAN BROTHERS MBG PARTNERS 1999 (A) L.P.

                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Authorized Signatory

                      LEHMAN BROTHERS MBG PARTNERS 1999 (B) L.P.

                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Authorized Signatory

                      LEHMAN BROTHERS MBG PARTNERS 1999 (C) L.P.

                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Authorized Signatory

                       LB I GROUP INC.,

                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title : Authorized Signatory



                      LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.,


                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Authorized Signatory

                      LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.,


                      By: /s/ Barrett S. DiPaolo
                          ------------------------------------------------
                          Name: Barrett S. DiPaolo
                          Title: Vice President and Secretary

                                                                      APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS


NAME / TITLE                              BUSINESS ADDRESS
------------                              ----------------
MICHAEL L. AINSLIE                               Lehman Brothers Holdings Inc.
Private Investor and former                      745 Seventh Avenue
President and Chief Executive Officer            New York, NY 10019
of Sotheby's Holdings

JOHN F. AKERS                                    Lehman Brothers Holdings Inc.
Retired Chairman of                              745 Seventh Avenue
International Business                           New York, NY 10019
Machines Corporation

ROGER S. BERLIND                                 Lehman Brothers Holdings Inc.
Theatrical Producer                              745 Seventh Avenue
                                                 New York, NY 10019

THOMAS H. CRUIKSHANK                             Lehman Brothers Holdings Inc.
Retired Chairman and Chief                       745 Seventh Avenue
Executive Officer of                             New York, NY 10019
Halliburton Company

RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     745 Seventh Avenue
Officer                                          New York, NY 10019

HENRY KAUFMAN                                    Lehman Brothers Holdings Inc.
President of Henry Kaufman                       745 Seventh Avenue
& Company, Inc.                                  New York, NY 10019


JOHN D. MACOMBER                                 Lehman Brothers Holdings Inc.
Principal of JDM Investment                      745 Seventh Avenue
Group                                                New York, NY 10019

DINA MERRILL                                     Lehman Brothers Holdings Inc.
Director and Vice                                745 Seventh Avenue
Chairman of RKO Pictures,                            New York, NY 10019
Inc., and Actress

----
All above individuals are citizens of the United States.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                BUSINESS ADDRESS
------------                                ----------------
RICHARD S. FULD, JR.                            Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer
                                                745 Seventh Avenue
                                                New York, NY 10019

DAVID GOLDFARB                                  Lehman Brothers Holdings Inc.
Chief Financial Officer                         745 Seventh Avenue
                                                New York, NY 10019

JOSEPH M. GREGORY                               Lehman Brothers Holdings Inc.
Chief Administrative Officer                    745 Seventh Avenue
                                                New York, NY 10019

JEREMY M. ISAACS                                Lehman Brothers Holdings Inc.
Chief Executive Officer-Europe and Asia         One Broadgate London
                                                EC2M7HA
                                                United Kingdom

BRADLEY H. JACK                                 Lehman Brothers Holdings Inc.
Head of Investment Banking Division             745 Seventh Avenue
                                                New York, NY 10019

JEFFREY VANDERBEEK                              Lehman Brothers Holdings Inc.
Head of Capital Markets Division                745 Seventh Avenue
                                                New York, NY 10019

-----
All above individuals are citizens of the United States, except Mr. Isaacs, who is a citizen of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                    BUSINESS ADDRESS
----------                                    ----------------
ROGER S. BERLIND                                     745 Seventh Avenue
Theatrical Producer                                  New York, NY 10019

HOWARD L. CLARK, JR.                                 745 Seventh Avenue
Vice Chairman                                        New York, NY 10019

FREDERICK FRANK                                      745 Seventh Avenue
Vice Chairman                                        New York, NY 10019

RICHARD S. FULD, JR.                                 745 Seventh Avenue
Chairman and Chief Executive Officer                 New York, NY 10019

HARVEY M. KRUEGER                                    745 Seventh Avenue
Vice Chairman                                        New York, NY 10019

SHERMAN R. LEWIS, JR.                                745 Seventh Avenue
Vice Chairman                                        New York, NY 10019


-----
Above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME / TITLE                                     BUSINESS ADDRESS
------------                                     ----------------
RICHARD S. FULD, JR.
Chairman and Chief Executive Officer                 745 Seventh Avenue
                                                     New York, NY 10019

DAVID GOLDFARB
Chief Financial Officer                              745 Seventh Avenue
                                                     New York, NY 10019


JOSEPH M. GREGORY
Chief Administrative Officer                         745 Seventh Avenue
                                                         New York, NY 10019

JEREMY M. ISAACS
Chief Executive Officer-Europe and Asia              745 Seventh Avenue
                                                         New York, NY 10019

BRADLEY H. JACK
Head of Investment Banking Division                  745 Seventh Avenue
                                                         New York, NY 10019

THOMAS A. RUSSO
Chief Legal Officer and Vice Chairman                745 Seventh Avenue
                                                     New York, NY 10019

JEFFREY VANDERBEEK
Head of Capital Markets Division                     745 Seventh Avenue
                                                     New York, NY 10019

------
All above individuals are citizens of the United States, except Mr. Isaacs, who is a citizen of the United Kingdom.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME                                               BUSINESS ADDRESS
----                                               ----------------

DAVID GOLDFARB                                            745 Seventh Avenue
                                                          New York, NY 10019

                                                          745 Seventh Avenue
ALLAN S. KAPLAN                                           New York, NY 10019


ROCCO F. ANDRIOLA                                         745 Seventh Avenue
                                                          New York, NY 10019



                               EXECUTIVE OFFICERS

NAME                                               BUSINESS ADDRESS
----                                               ----------------

MICHEAL I. BRILL                                          745 Seventh Avenue
Senior Vice President                                     New York, NY 10019


                                                          745 Seventh Avenue
ALLAN S. KAPLAN                                           New York, NY 10019
Senior Vice President

MICHAEL J. KONIGSBERG                                     745 Seventh Avenue
Senior Vice President                                     New York, NY 10019

EDWARD B. MCGEOUGH                                        745 Seventh Avenue
Senior Vice President                                     New York, NY 10019


BRIAN P. WADE                                             745 Seventh Avenue
Senior Vice President                                     New York, NY 10019

JARETT WAIT                                               745 Seventh Avenue
Senior Vice President                                     New York, NY 10019

ALAN WASKOWITZ                                            745 Seventh Avenue
Senior Vice President                                     New York, NY 10019

JEFFREY S. WECKER                                         745 Seventh Avenue
Senior Vice President                                     New York, NY 10019

----
Above individuals are citizens of the United States.

                LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

                               BOARD OF DIRECTORS



NAME                                                BUSINESS ADDRESS
----                                                ----------------

ALLAN S. KAPLAN
                                                    745 Seventh Avenue
                                                    New York, NY 10019


ALAN WASHKOWITZ
                                                    745 Seventh Avenue
                                                    New York, NY 10019




                               EXECUTIVE OFFICERS


ALAN WASHKOWITZ                                     745 Seventh Avenue
President                                           New York, NY 10019

----
Above individuals are citizens of the United States.

                    LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

                               BOARD OF DIRECTORS


NAME                                                 BUSINESS ADDRESS
----                                                 ----------------

NICHOLAS TROLLOPE                                    745 Seventh Avenue
                                                     New York, NY 10019

ALAN WASHKOWITZ                                      745 Seventh Avenue
                                                     New York, NY 10019




                               EXECUTIVE OFFICERS

NAME                                                 BUSINESS ADDRESS
----                                                 ----------------

GRAHAM B. COLLIS                                     745 Seventh Avenue
Alternate Director                                   New York, NY 10019

KATHRYN SIGGINS                                      745 Seventh Avenue
Alternate Director                                   New York, NY 10019

ALAN WASHKOWITZ                                      745 Seventh Avenue
President                                            New York, NY 10019

----
Above individuals are citizens of the United States.

                                                                      APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.



                          LEHMAN BROTHERS HOLDINGS INC.,


                          By: /s/ Barrett S. DiPaolo
                              ------------------------------------------------
                              Name: Barrett S. DiPaolo
                              Title: Vice President

                          BLOUNT INVESTMENT SPV LLC.,

                          By: /s/ Barrett S. DiPaolo
                              ------------------------------------------------
                              Name: Barrett S. DiPaolo
                              Title: Authorized Signatory


                          LEHMAN BROTHERS INC.,

                          By: /s/ Barrett S. DiPaolo
                              ------------------------------------------------
                              Name: Barrett S. DiPaolo
                              Title: Vice President

                          LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P.,

                          By: /s/ Barrett S. DiPaolo
                              ------------------------------------------------
                              Name: Barrett S. DiPaolo
                              Title: Authorized Signatory

                         LEHMAN BROTHERS OFFSHORE INVESTMENT PARTNERS II L.P.,

                         By: /s/ Barrett S. DiPaolo
                             ------------------------------------------------
                             Name: Barrett S. DiPaolo
                             Title: Authorized Signatory

                         LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.,

                         By: /s/ Barrett S. DiPaolo
                             ------------------------------------------------
                             Name: Barrett S. DiPaolo
                             Title: Authorized Signatory


                         LEHMAN BROTHERS CAPITAL PARTNERS IV, L.P.,

                         By: /s/ Barrett S. DiPaolo
                             ------------------------------------------------
                             Name: Barrett S. DiPaolo
                             Title: Authorized Signatory

                            LEHMAN BROTHERS MBG PARTNERS 1999 (A) L.P.

                            By: /s/ Barrett S. DiPaolo
                                ------------------------------------------------
                                Name: Barrett S. DiPaolo
                                Title: Authorized Signatory

                            LEHMAN BROTHERS MBG PARTNERS 1999 (B) L.P.

                            By: /s/ Barrett S. DiPaolo
                                ------------------------------------------------
                                Name: Barrett S. DiPaolo
                                Title: Authorized Signatory

                            LEHMAN BROTHERS MBG PARTNERS 1999 (C) L.P.

                            By: /s/ Barrett S. DiPaolo
                                ------------------------------------------------
                                Name: Barrett S. DiPaolo
                                Title: Authorized Signatory

                            LB I GROUP INC.,

                            By: /s/ Barrett S. DiPaolo
                                ------------------------------------------------
                                Name: Barrett S. DiPaolo
                                Title : Authorized Signatory


                            LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.,

                            By: /s/ Barrett S. DiPaolo
                                ------------------------------------------------
                                Name: Barrett S. DiPaolo
                                Title: Authorized Signatory


                            LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.,

                            By: /s/ Barrett S. DiPaolo
                                ------------------------------------------------
                                Name: Barrett S. DiPaolo
                                            Title: Vice President and Secretary